

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2022

Jie Liu
Chief Executive Officer
Hongli Group Inc.
Beisanli Street, Economic Development Zone
Changle County, Weifang
Shandong, China 262400

> **Re: Hongli Group Inc.**
> **Registration Statement on Form F-1**
> **Filed December 30, 2021**
> **File No. 333-261945**

Dear Mr. Liu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. Please state on the cover page whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Also, where you discuss how cash is transferred through your organization provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

2. Please disclose that your VIE contracts have not been tested in court.

Risk Factors
The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect..., page 34

3. You state here that the VIE shareholders' interest in the company will be diluted as a result of offering. Please revise to disclose the percentage ownership that your VIE shareholders will have in the company following the offering and include a discussion of the relationships of the VIE and company's controlling shareholders.

General

4. Please update your financial statements or file the necessary representations as to why such updates are not necessary as an exhibit to this filing. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

5. You state throughout the filing that Hongli Shangdon expects to finalize the negotiations and enter into a loan agreement with Bank of Weifang by the end of fiscal 2021. Please disclose the current status of this loan and any impact on your anticipated use of proceeds and liquidity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at(202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Arila Zhou, Esq.